                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2

                                       TO

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               EL PASO CORPORATION
                       (Name of Subject Company (Issuer))

                          EL PASO CORPORATION (ISSUER)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

                           9.00% EQUITY SECURITY UNITS
                         (Title of Class of Securities)

                                   28336L 20 8
                      (CUSIP Number of Class of Securities)

                               PEGGY A. HEEG, ESQ.
                               EL PASO CORPORATION
                                EL PASO BUILDING
                              1001 LOUISIANA STREET
                              HOUSTON, TEXAS 77002
                                 (713) 420-2600
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:
                                 DAVID F. TAYLOR
                            LOCKE LIDDELL & SAPP LLP
                                   600 TRAVIS
                            3400 JPMORGAN CHASE TOWER
                              HOUSTON, TEXAS 77002
                                 (713) 226-1200


                            CALCULATION OF FILING FEE


               TRANSACTION VALUATION*                      AMOUNT OF FILING FEE
               $ 295,492,500                               $ 23,906

* Estimated solely for the purpose of calculating the amount of the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, and based on the product of (i) $28.55, the average high and low prices of the 9.00% Equity Security Units (the "units") as reported on the New York Stock Exchange as of October 21, 2003 and (ii) 10,350,000 the maximum number of units to be received in the exchange offer.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid:  $26,562               Filing Party:  El Paso Corporation

        Form or Registration No.:  File No. 5-55241    Date Filed:  October 24, 2003


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

 [ ]    third-party tender offer subject to Rule 14d-1.
 [X]    issuer tender offer subject to Rule 13e-4.
 [ ]    going-private transaction subject to Rule 13e-3.
 [ ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



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


                         AMENDMENT NO. 2 TO SCHEDULE TO


        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission on October 24, 2003, as amended by Amendment No. 1 thereto filed on November 19, 2003, by El Paso Corporation, a Delaware corporation ("El Paso"), pursuant to
Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with its offer to exchange up to 10,350,000 of its outstanding 9.00% Equity Security Units ("Equity Security Units") for shares of its common stock, par value $3.00 per share ("Common Stock"), and cash, upon the terms and subject to the conditions set forth in the Second Amended and Restated Confidential Offering Memorandum, dated December 2, 2003 (the "Offering Memorandum"), and in the related Second Amended and Restated Letter of Transmittal (which are filed as exhibits (a)(1)(M) and (a)(1)(N) hereto, respectively, and collectively constitute the "Exchange Offer"). For each Equity Security Unit accepted, El Paso will deliver (1) 2.5063 shares of Common Stock and (2) cash in the amount of $9.70 all as further described in the Offering Memorandum.

        The information in the Exchange Offer, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference with respect to all the items of this Schedule TO, except as otherwise set forth below.

ITEM 4. TERMS OF THE TRANSACTION.

        The Exchange Offer is amended and supplemented as set forth in the Second Amended and Restated Confidential Offering Memorandum and the Second Amended and Restated Letter of Transmittal, copies of which are filed as exhibits (a)(1)(M) and (a)(1)(N) under Item 12 and are incorporated herein by reference.

ITEM 12. EXHIBITS.

     Item 12 to the Schedule is amended and supplemented as follows:

(a)(1)(A)         Confidential Offering Memorandum, dated October 24, 2003.*

(a)(1)(B)         Letter of Transmittal.*

(a)(1)(C)         Notice of Guaranteed Delivery.*

(a)(1)(D)         Form of Letter to Clients.*

(a)(1)(E) Form of Letter to Registered Holders and Depository Trust Company Participants.*

(a)(1)(F)         Form of Letter to Holders.*

(a)(1)(G) Amended and Restated Confidential Offering Memorandum, dated November 19, 2003.*

(a)(1)(H)         Amended and Restated Letter of Transmittal.*

(a)(1)(I)         Notice of Guaranteed Delivery.*

(a)(1)(J)         Form of Letter to Clients.*

(a)(1)(K) Form of Letter to Registered Holders and Depository Trust Company Participants.*

(a)(1)(L)         Form of Letter to Holders.*

(a)(1)(M) Second Amended and Restated Confidential Offering Memorandum, dated December 2, 2003.

(a)(1)(N)         Second Amended and Restated Letter of Transmittal.

(a)(1)(O)         Notice of Guaranteed Delivery.

(a)(1)(P)         Form of Letter to Clients.

(a)(1)(Q) Form of Letter to Registered Holders and Depository Trust Company Participants.

(a)(1)(R)         Form of Letter to Holders.

(a)(5)(A)         Press Release, dated October 24, 2003.*

(a)(5)(B)         Press Release, dated November 19, 2003.*

(a)(5)(C)         Press Release, dated December 2, 2003.

(c)               Not applicable.

(d)(1) Eighth Supplemental Indenture, dated as of June 26, 2002, between El Paso and HSBC Bank USA, as successor to JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as Trustee (including form of Senior Note due August 16, 2007).*

(d)(2) Purchase Contract Agreement (including forms of Units and Stripped Units), dated as of June 26, 2002, between El Paso and HSBC Bank USA, as successor to JPMorgan Chase Bank, as Purchase Contract Agent.*

 (d)(3) Pledge Agreement, dated as of June 26, 2002, among El Paso, The Bank of New York, as Collateral Agent, Custodial Agent and Securities Intermediary, and HSBC Bank USA, as successor to JPMorgan Chase Bank, as Purchase Contract Agent.*



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


 (d)(4) Remarketing Agreement, dated as of June 26, 2002, among El Paso, HSBC Bank USA, as successor to JPMorgan Chase Bank, as Purchase Contract Agent, and Credit Suisse First Boston Corporation, as Remarketing Agent.*

--------------------
* Previously filed.


ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

SCHEDULE 13E-3, ITEM 2. SUBJECT COMPANY INFORMATION

         (d)      Deleted
         (e)      Deleted
         (f)      Deleted

SCHEDULE 13E-3, ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

         (b)      Deleted
         (c)      Deleted

SCHEDULE 13E-3, ITEM 4. TERMS OF THE TRANSACTION

         (c)      Deleted
         (d)      Deleted
         (e)      Deleted
         (f)      Deleted

SCHEDULE 13E-3, ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         (a)      Deleted
         (b)      Deleted
         (c)      Deleted

SCHEDULE 13E-3, ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

        The information set forth in the Amended and Restated Confidential Offering Memorandum in the section titled "Special Factors - Background and Purposes, Alternatives, Reasons and Effects of the Exchange Offer" is hereby amended by deleting the section in its entirety.

SCHEDULE 13E-3, ITEM 8. FAIRNESS OF THE TRANSACTION

        The information set forth in the Amended and Restated Confidential Offering Memorandum in the section titled "Special Factors -Fairness of the Exchange Offer" is hereby amended by deleting the section in its entirety.

SCHEDULE 13E-3, ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

        The information set forth in the Amended and Restated Confidential Offering Memorandum in the section titled "Special Factors - Analyses Performed by JPMorgan" is hereby amended by deleting the section in its entirety.

SCHEDULE 13E-3, ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

         (c)      Deleted

SCHEDULE 13E-3, ITEM 12. THE SOLICITATION OR RECOMMENDATION

         (d)      Deleted
         (e)      Deleted

SCHEDULE 13E-3, ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

         (b)      Deleted



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


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       EL PASO CORPORATION

                                        By:   /s/ D. DWIGHT SCOTT
                                           -------------------------------
                                           Name:  D. Dwight Scott
                                           Title: Executive Vice President and
                                           Chief Financial Officer



Dated: December 2, 2003

EXHIBIT INDEX

(a)(1)(A)         Confidential Offering Memorandum, dated October 24, 2003.*

(a)(1)(B)         Letter of Transmittal.*

(a)(1)(C)         Notice of Guaranteed Delivery.*

(a)(1)(D)         Form of Letter to Clients.*

(a)(1)(E) Form of Letter to Registered Holders and Depository Trust Company Participants.*

(a)(1)(F)         Form of Letter to Holders.*

(a)(1)(G) Amended and Restated Confidential Offering Memorandum, dated November 19, 2003.*

(a)(1)(H)         Amended and Restated Letter of Transmittal.*

(a)(1)(I)         Notice of Guaranteed Delivery.*

(a)(1)(J)         Form of Letter to Clients.*

(a)(1)(K) Form of Letter to Registered Holders and Depository Trust Company Participants.*

(a)(1)(L)         Form of Letter to Holders.*

(a)(1)(M) Second Amended and Restated Confidential Offering Memorandum, dated December 2, 2003.

(a)(1)(N)         Second Amended and Restated Letter of Transmittal.

(a)(1)(O)         Notice of Guaranteed Delivery.

(a)(1)(P)         Form of Letter to Clients.

(a)(1)(Q) Form of Letter to Registered Holders and Depository Trust Company Participants.

(a)(1)(R)         Form of Letter to Holders.

(a)(5)(A)         Press Release, dated October 24, 2003.*

(a)(5)(B)         Press Release, dated November 19, 2003.*

(a)(5)(C)         Press Release, dated December 2, 2003.

(c)               Not applicable.

(d)(1) Eighth Supplemental Indenture, dated as of June 26, 2002, between El Paso and HSBC Bank USA, as successor to JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as Trustee (including form of Senior Note due August 16, 2007).*

(d)(2) Purchase Contract Agreement (including forms of Units and Stripped Units), dated as of June 26, 2002, between El Paso and HSBC Bank USA, as successor to JPMorgan Chase Bank, as Purchase Contract Agent.*

 (d)(3) Pledge Agreement, dated as of June 26, 2002, among El Paso, The Bank of New York, as Collateral Agent, Custodial Agent and Securities Intermediary, and HSBC Bank USA, as successor to JPMorgan Chase Bank, as Purchase Contract Agent.*

 (d)(4) Remarketing Agreement, dated as of June 26, 2002, among El Paso, HSBC Bank USA, as successor to JPMorgan Chase Bank, as Purchase Contract Agent, and Credit Suisse First Boston Corporation, as Remarketing Agent.*

--------------------
* Previously filed.